[INVESCO ADVISERS]
March 4, 2010
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	AIM Growth Series File Nos.: 002-57526 and 811-02699
Dear Mr. Di Stefano:
     On behalf of AIM Growth Series (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on February 12, 2010, with regard to Post-Effective Amendment No. 80/76 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 11, 2009, pursuant to the Investment Company Act of 1940, as amended, (“1940 Act”) and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”). A subsequent post-effective amendment (the “Subsequent Amendment”) to the Registrant’s registration statement on Form N-1A was filed with the SEC on February 12, 2010 pursuant to the 1940 Act and Rule 485(b) under the Securities Act.
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment. Certain of your comments were addressed in the Subsequent Amendment. Any additional disclosure changes required by these responses that were not addressed in the Subsequent Amendment will be incorporated into an additional post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Vincent Di Stefano
Division of Investment Management
March 4, 2010

     General Comments — Prospectuses
1. Comment: Note that the general comments received on January 13, 2010 to AIM Sector Funds’ Post-Effective Amendment No. 54 also apply to this filing, where applicable.
     Response: The comments received on January 13, 2010 to AIM Sector Funds’ Post-Effective Amendment No. 54 have been incorporated into this filing, as applicable.
Specific Comments:
     Unless otherwise specifically noted, the Registrant will make the changes below to each of AIM Balanced-Risk Retirement Now Fund, AIM Balanced-Risk Retirement 2010 Fund, AIM Balanced-Risk Retirement 2020 Fund, AIM Balanced-Risk Retirement 2030 Fund, AIM Balanced-Risk Retirement 2040 Fund, and AIM Balanced-Risk Retirement 2050 Fund (each, a “Fund” and collectively, the “Funds”).
1. Comment: In the summary strategy section of the prospectus, briefly describe the differences among the Balanced-Risk Retirement Now Fund and the other Balanced-Risk Retirement Funds.
     Response: The first sentence following the Underlying Funds chart has been revised has follow: “The Fund’s name indicates that an investor in the Fund plans to retire and may stop making new investments in the Fund.”
2. Comment: In the summary strategy section of the prospectus, briefly describe what the term “real return” means.
     Response: The following requested disclosure has been added: Real return is total return reduced by the impact of inflation.
3. Comment: In the summary strategy section of the prospectus, please disclose the objectives, strategies and risks of the underlying AIM Balanced-Risk Allocation Fund and underlying money market funds.
     Response: Disclosure has been added to the summary strategy section setting forth the objectives and strategies of the underlying AIM Balanced-Risk Allocation Fund and the underlying money market funds. The risks of these three underlying funds are already disclosed in the summary Principal Risks of Investing in the Fund.

Vincent Di Stefano
Division of Investment Management
March 4, 2010

4. Text: The second sentence in the first full paragraph immediately following the glide path table: “The portfolio managers actively adjust portfolio positions in the AIM Balanced-Risk Allocation Fund to reflect the near-term market environment around the strategic allocations.”
     Comment: Disclose in plain English what this sentence means.
     Response: The Registrant will revise the sentence above to read: “The portfolio managers actively adjust portfolio positions in the AIM Balanced-Risk Allocation Fund to minimize loss of capital, to benefit from market opportunities, and to reduce excessive volatility.”
5. Text: The percentage breakdown of types of investments chart and the paragraph immediately following the chart discloses that the Fund will have exposure to U.S. and international fixed income, equity and commodity markets through derivatives and other financially-linked instruments.”
     Comment: Disclose the types of international (emerging or developed markets), fixed income (investment grade or junk) and equity securities in which the Fund invests. Disclose the types of commodity markets in which the Fund invests. Also, list out the “other financially-linked instruments” in which the fund invests and their respective risks.
     Response: Comment complied with. Within the disclosure for the underlying AIM Balanced-Risk Allocation Fund, the disclosure now states:
“AIM Balanced Risk Allocation Fund’s international investments will generally be in developed countries, but may also include emerging market countries. AIM Balanced-Risk Allocation Fund’s fixed income investments are generally considered to be investment grade while the Fund’s commodity markets exposure will generally be in the precious metals, agriculture, energy and industrial metals sectors.”
6. Comment: Is leverage a principal strategy of the Fund?
     Response: No, leverage is not a principal strategy of investing in the Fund. Leverage is, however, used by the underlying AIM Balanced-Risk Allocation Fund.
7. Comment: In the summary risks section of the prospectus, clarify the header to state that the principal risks are those of investing in the Funds and the Underlying Funds.

Vincent Di Stefano
Division of Investment Management
March 4, 2010

     Response: The principal risks header has been revised as follow: “Principal Risks of Investing in the Fund and the Underlying Funds.”
8. Comment: In the summary risks section of the prospectus, clarify if the credit risk includes the risk of investing in junk.
     Response: The fund does not invest in junk, it only invests in investment grade at the time of investment.
9. Comment: In the summary risks section of the prospectus, clarify what industries are covered in the industry focus risk disclosure.
     Response: The Registrant respectfully submits that the following industry focus disclosure contains reference to the covered industries:
“Industry Focus Risk. To the extent a Fund invests in securities issued or guaranteed by companies in the banking and financial services industries, the Fund’s performance will depend on the overall condition of those industries, which may be affected by the following factors: the supply of short-term financing; changes in government regulation and interest rates; and overall economy.”
10. Comment: In the summary risks section of the prospectus, clarify that leverage risks could increase losses.
     Response: The Registrant respectfully submits that leverage that the leverage risk disclosure already states that leverage may increase volatility, and that it is the leverage contained in derivatives that could increase amounts lost. This disclosure is already contained in the derivates risk paragraph.
11. Comment: Expand the derivatives risk disclosure to include each specific derivative instrument in which the Funds invest and the respective risks of each instrument.
     Response: The Registrant respectfully submits that the types of derivates used by the Funds are set forth in the strategies sections of the prospectuses which state how the Funds invest and what the Funds invest in. The risk for each of these types of derivatives are the same.
12. Comment: In the summary risks section of the prospectus, clarify that ETNs have synthetic and counter-party risks.

Vincent Di Stefano
Division of Investment Management
March 4, 2010

     Response: The Registrant respectfully submits that exchange-traded notes are debt securities of the issuer, similar to other bonds and fixed income instruments, and are not subject to, nor are they categorized as derivatives investments.
13. Comment: In the performance table in the summary Performance Information, the 60% S&P 500 Index/40% Barclays Capital U.S. Aggregate Index cannot be used as the Fund’s broad-based index.
     Response: Comment complied with.
14. Comment: Explain in your response letter to the Staff what is meant by the AIM Balanced-Risk Retirement 2010 Fund’s investment objective to provide total return with a low to moderate correlation to traditional financial market indices and, as a secondary objective, capital preservation.
     Response: The AIM Balanced-Risk Retirement 2010 Fund’s objective is the same as all of the balanced-risk retirement funds with a target date in the fund name. Relative to its largest underlying holding, AIM Balanced-Risk Allocation Fund, the objective is the same with the exception of noting a secondary objective, capital preservation. When an AIM Balanced-Risk Retirement Fund is 10 years away from reaching its stated target retirement date, it begins adding what will become a substantial cash allocation over a period of 10 years. This cash allocation provides capital preservation qualities to the portfolio.
15. Comment: Add Item 9 risk disclosure for the underlying AIM Balanced-Risk Allocation Fund and underlying money market funds.
     Response: Respectfully, the Registrant submits that the Item 9 disclosure regarding the risks of the underlying funds is already included in the prospectus under the Risks section of the statutory prospectus. This is stated in the first paragraph of this section which states:
“Because the Fund is a fund of funds, the Fund is subject to the risks associated with the underlying funds in which it invests. The risks of an investment in the Fund and the underlying funds are set forth below:”
16. Comment: Explain in your response letter to the Staff the reason why two different underlying money market funds are used by the Funds.
     Response: This is the AIM Funds complex’s standard cash sweep policy, plus it adds diversification.

Vincent Di Stefano
Division of Investment Management
March 4, 2010

17. Comment: In the Item 9 credit risk disclosure, should disclosure regarding junk bonds be included?
     Response: No. Please see Response No. 8 above.
18. Comment: Disclose the different risk profiles of each Fund by their respective target retirement dates.
     Response: The Registrant respectfully submits that each Fund’s risk profile is set forth in the respective strategies and risks sections, and specifically, in the following disclosure: “The Fund’s name indicates the approximate date an investor in the Fund plans to retire and may stop making new investments in the Fund.”
19. Comment: Is the Cayman Subsidiary Fund in compliance with the Man-Glenwood No-Action Letter?
     Response: The investment by the AIM Balanced-Risk Allocation Fund (“ABRA”), an underlying fund of the Funds, in the Cayman Subsidiary Fund is not intended to comply with the terms of the no-action letter to Man-Glenwood Lexington TEI, LLC (Apr. 30, 2004) (“Man-Glenwood”). Man-Glenwood involved an arrangement in which a top-tier registered investment company invested all of its assets in an offshore fund, which in turn invested all of its assets in a master registered investment company. The arrangement raised the question whether the offshore fund was indirectly offering its securities to the public in the United States through the top-tier fund, in violation of Section 7(d) of the Investment Company Act of 1940 (the “1940 Act”). It also raised questions as to compliance with Section 12(d)(1) of the 1940 Act.
     The present arrangement has a different structure. The Funds will invest in ABRA Fund, a domestic registered investment company, which will invest a portion of its assets in the Cayman Subsidiary Fund to gain exposure to commodity markets. Because ABRA Fund will invest only a relatively small portion of its assets in the Cayman Subsidiary Fund, the Balanced-Risk Retirement Funds do not believe that the arrangement should be seen as an indirect offer of the Cayman Subsidiary Fund’s securities to the United States public. Rather, the Balanced-Risk Retirement Funds believe that this method of achieving exposure to an offshore fund is a common and accepted practice in the industry. This practice was recognized in the no-action letter to Fidelity Select Portfolio (Apr. 29, 2008), which addressed the appropriate accounting for such arrangements. The Balanced-Risk Retirement Funds do not believe that Section 12(d)(1) is implicated because the Cayman Subsidiary Fund is excepted from the definition of an “investment company” by Section 3(c)(7) of the 1940 Act.
     In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is

Vincent Di Stefano
Division of Investment Management
March 4, 2010

responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-7888 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Peter Davidson, Esq.
Peter Davidson, Esq.
Assistant General Counsel